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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Lorus Therapeutics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
544191109
(CUSIP Number)
Georg Ludwig
ConPharm Anstalt
Grossfeld 10
FL 9492 Eschen
Liechtenstein
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	544191109

1	NAMES OF REPORTING PERSONS: Conpharm Anstalt

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Liechtenstein

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		29,090,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		29,090,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	29,090,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 2 of 12 Pages

CUSIP No.	544191109

1	NAMES OF REPORTING PERSONS: High Tech Beteiligungen GmbH & Co. KG

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	German

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		29,090,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		29,090,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	29,090,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 3 of 12 Pages

CUSIP No.	544191109

1	NAMES OF REPORTING PERSONS: High Tech Private Equity GmbH

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Germany

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		29,090,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		29,090,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	29,090,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Page 4 of 12 Pages

CUSIP No.	544191109

1	NAMES OF REPORTING PERSONS: Georg Ludwig

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	German

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		29,090,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		29,090,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	29,090,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 5 of 12 Pages

CUSIP No. 544191109
This amended statement on Schedule 13D amends and supplements the Schedule 13D originally filed on July 24, 2006 and as amended by Amendment No. 1 thereto, filed on August 31, 2006 (as amended hereby, the “Schedule 13D”) by High Tech Beteiligungen GmbH & Co. KG (“HTB”); High Tech Private Equity GmbH (“HTPE”); ConPharm Anstalt (“ConPharm”); and Georg Ludwig (“Mr. Ludwig”), and relates to the common shares, no par value (the “Common Shares”) of Lorus Therapeutics Inc. (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“Pursuant to a Share Purchase Agreement, dated July 13, 2006 (the “Share Purchase Agreement”), between the Company and HTB, HTB acquired on August 30, 2006 (the “Share Acquisition”) an aggregate 28,800,000 Common Shares from treasury (the “Treasury Shares”) at a price per share of Cdn$0.36 for an aggregate subscription price of Cdn$10,368,000 (equivalent to approximately US$9,332,133 based on the noon buying rate of Cdn$1.1110 = US$1.00 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on August 29, 2006).
HTB entered into the Share Purchase Agreement through its representative ConPharm, on authority delegated to ConPharm by HTPE, the general partner of HTB. ConPharm is the entity that exercises direct control and direction over the Treasury Shares.
HTB subsequently acquired and additional 290,000 Common Shares in open market purchases on the Toronto Stock Exchange:

			Estimated Price per
	Number of Common	Price per Common	Common Share
Date of Purchase	Shares Purchased	Share (Cdn$)	(US$)[1]
October 17, 2006	140,000	Cdn$0.2600	US$0.2285
October 18, 2006	5,500	Cdn$0.2500	US$0.2198
	25,000	Cdn$0.2547	US$0.2239
October 19, 2006	25,000	Cdn$0.2550	US$0.2252
	45,500	Cdn$0.2547	US$0.2249
	49,000	Cdn$0.2569	US$0.2268

1.	The estimated price per Common Share in US dollars is based on the noon buying rate for Canadian dollars in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as follows: October 17, 2006 (US$1.00 = Cdn$1.1379); October 18, 2006 (US$1.00 = Cdn$1.1375); October 19, 2006 (US$1.00 = Cdn$1.1325).

Page 6 of 12 Pages

CUSIP No. 544191109
The aggregate price paid for the Common Shares purchased by HTB on October 17, 18 and 19, 2006 was Cdn$76,694.45 (equivalent to approximately US$65,772.55 based on the noon buying rates set out in note 1 to the above table.”
Item 5 Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)	“Based on 211,610,130 Common Shares issued and outstanding as at April 13, 2007, as disclosed by the Company in its MD&A (for the nine month period ended February 28, 2007) filed with applicable Canadian securities regulatory authorities on April 18, 2007 (available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR)), as of the date hereof:
(i)	HTB beneficially owns 29,090,000 Common Shares, which represents approximately 13.7% of the total issued and outstanding Common Shares;

(ii)	HTPE, through its control of HTB, is deemed to control an aggregate 29,090,000 Common Shares, which represents approximately 13.7% of the total issued and outstanding Common Shares;

(iii)	ConPharm, is deemed to control an aggregate 29,090,000 Common Shares, which represents approximately 13.7% of the total issued and outstanding Common Shares;

(iv)	Mr. Ludwig, through his control of ConPharm, is deemed to control an aggregate 29,090,000 Common Shares, which represents approximately 13.7% of the total issued and outstanding Common Shares;

(v)	AVIDA, through its control of HTPE may be deemed to control an aggregate 29,090,000 Common Shares, which represents approximately 13.7% of the total issued and outstanding Common Shares; and

(vi)	DEWB, may be deemed to control HTPE and, as a result, may be deemed to control an aggregate 29,090,000 Common Shares, which represents approximately 13.7% of the total issued and outstanding Common Shares.
To the knowledge of the Reporting Persons, no person named on Schedule A to this Schedule 13D is the record or beneficial owner of, nor does any such person control, any Common Shares.

(b)	As of the date hereof:
(i)	none of the Reporting Persons, AVIDA or DEWB has sole power to vote or dispose of, or to direct the vote or disposition of, any Common Shares;

(ii)	each of the Reporting Persons has shared power to vote or dispose of, or to direct the vote or disposition of, 29,090,000 Common Shares; and

Page 7 of 12 Pages

CUSIP No. 544191109
(iii)	each of AVIDA and DEWB may be deemed to have shared power to vote or dispose of, or to direct the vote or disposition of, 29,090,000 Common Shares.
To the knowledge of the Reporting Persons, no person named on Schedule A to this Schedule 13D has the power in his/her individual capacity to vote (or direct the vote) or dispose (or direct the disposition) of any Common Shares.

(c)	None of the Reporting Persons has effected any transaction with respect to the Common Shares during the sixty days preceding the date hereof. To the knowledge of the Reporting Persons, none of AVIDA, DEWB or any of the persons named on Schedule A has effected any transaction with respect to the Common Shares during the sixty days preceding the date hereof.

(d)	Not applicable.

(e)	Not applicable.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“On August 30, 2006, contemporaneously with the consummation of the Share Acquisition, HTB, represented by ConPharm, entered into a registration rights agreement (the “Registration Rights Agreement”) with the Company. The Registration Rights Agreement provides that HTB is entitled to demand, up to an aggregate of five times, the registration or qualification of the Treasury Shares held by HTB for resale in the United States and Canada, subject to certain restrictions. Pursuant to the Registration Rights Agreement HTB is also entitled to piggy-back registration rights to enable it to sell the Treasury Shares in connection with a public offering of Common Shares, subject to certain exceptions. These registration rights expire on June 30, 2012.
On May 1, 2007, HTB entered into the Subject Agreements (as defined below) with 6707157 Canada Inc. (“6707157”), a Canadian corporation and a subsidiary of Pinnacle International Lands, Inc. (together with 6707157, “Investor”) in connection with the proposed arrangement (the “Arrangement”) announced by the Company on May 1, 2007.
Subject Agreements
HTB has entered into an agreement with Investor (the “Voting Agreement”) pursuant to which, subject to the terms and conditions thereof, HTB agrees to, among other things, vote the common shares of the Company beneficially owned by HTB and any other securities of HTB acquired by HTB prior to the meeting at which the applicable vote is held (collectively, the “Lorus Shares”) in favor of the Arrangement and the consummation of the transactions contemplated thereby, provided that, notwithstanding anything contained in the Voting Agreement, HTB will be entitled to vote the Lorus Shares in favor of, deposit the Lorus Shares to, and otherwise support any Superior

Page 8 of 12 Pages

CUSIP No. 544191109
Proposal (as defined in the arrangement agreement (the “Arrangement Agreement”) entered into by Lorus in connection with the Arrangement).
In addition, pursuant to the Voting Agreement HTB has agreed that, subject to certain exceptions, HTB will not encumber the Lorus Shares or grant or agree to grant any proxy or other right to vote the Lorus Shares or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of the securityholders of the Company or give consents or approval of any kind as to the Lorus Shares. Investor has agreed that it will, subject to the terms and conditions of the Arrangement Agreement and the Arrangement, comply with their respective obligations set forth in the Arrangement Agreement in accordance with the terms thereof and will not amend or waive any provision of the Arrangement Agreement where such amendment or waiver would, in the reasonable opinion of Investor, be adverse to the interests of HighTech. The Voting Agreement may be terminated prior to or at the effective time of the Arrangement (a) automatically if the Arrangement Agreement or the Investor Share Purchase Agreement (as defined below) is terminated in accordance with its terms; (b) by written agreement of Investor and HTB; (c) by HTB or Investor in the event that HTB votes the Lorus Shares in favor of, deposits the Lock-Up Shares to, and otherwise supports a Superior Proposal (as defined in the Arrangement Agreement); (d) by HTB or Investor if, upon a vote at the duly held meeting to consider the Arrangement, the securityholders of the Company do not approve the Arrangement; or (e) by HTB or Investor if the Arrangement has not become effective on or before July 1, 2007 or such other date as such parties may agree upon.
In addition, HTB has entered into a share purchase agreement with Investor (the “Investor Share Purchase Agreement” and, together with the Voting Agreement, the “Subject Agreements”)) pursuant to which HTB agrees to sell to Investor, as one of the steps in the Arrangement, certain shares issued to HTB as one of the earlier steps of the Arrangement (the “Additional Arrangement Shares”). The purchase price paid by the Investor to HTB for each Additional Arrangement Share will be equal to the amount paid at the effective time of the Arrangement by the Investor for each common share of Lorus purchased pursuant to one of the earlier steps of the Arrangement. The Investor Share Purchase Agreement contains certain customary representations, warranties and covenants of HTB (including a covenant not to acquire any additional common shares of the Company during the term of the agreement) and of Investor and certain customary conditions to closing, including the accuracy of representations and warranties, performance of covenants and the absence of any material adverse change of the Company. The Investor Share Purchase Agreement may be terminated (a) by HTB or Investor if, upon a vote at the duly held meeting, the securityholders of the Company do not approve the Arrangement in accordance with applicable securities law; (b) by HTB or Investor if the Arrangement has not become effective on or before July 1, 2007 or such other date as the parties may agree upon; (c) automatically with no further action required on the part of HTB or Investor if the Arrangement Agreement or the Voting Agreement is terminated in accordance with its terms; (d) by HTB or Investor if a material breach of any representation, warranty, covenant, obligation or other provision of the Investor Share Purchase Agreement has been committed by the other party and such breach has not been waived or cured prior to the earlier of (i) the time of the share purchase transaction pursuant to the Arrangement (the “Share Purchase Time”), and (ii) the date

Page 9 of 12 Pages

CUSIP No. 544191109
that is 15 days following the date on which the non-breaching party notifies the other party of such breach; (e) by Investor if any of the conditions favor of Investor have not been satisfied as of the Share Purchase Time or if satisfaction of such a condition is or becomes impossible (other than through the failure of Investor to comply with its obligations under the agreement) and Investor has not waived such condition on or before the Share Purchase Time; (f) by HTB if any of the conditions in favor of HTB have not been satisfied as of the Share Purchase Time or if satisfaction of such a condition is or becomes impossible (other than through the failure of HTB to comply with its obligations under the agreement) and HTB has not waived such condition on or before the Share Purchase Time; or (g) by written agreement of Investor and HTB.”
Item 7. Material to Be Filed as Exhibits
     Item 7 of the Schedule 13D is hereby amended by adding the following immediately after subsection (c) thereof:
(d)	“Voting Agreement, dated May 1, 2007, by and between High Tech Beteiligungen GmbH & Co. KG (represented therein by Conpharm Anstalt), and 6707157 Canada Inc.

(e)	Share Purchase Agreement, dated May 1, 2007, by and between High Tech Beteiligungen GmbH & Co. KG (represented therein by Conpharm Anstalt), and 6707157 Canada Inc.”

Page 10 of 12 Pages

CUSIP No. 544191109
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated May 4, 2007

HIGH TECH BETEILIGUNGEN GMBH & CO. KG
By:	/s/ Dr. Jochen Kalbe
	Name:	Dr. Jochen Kalbe
	Title:	Managing Director

By:	/s/ Christian Schuette
	Name:	Christian Schuette
	Title:	Managing Director

HIGH TECH PRIVATE EQUITY GMBH
By:	/s/ Dr. Jochen Kalbe
	Name:	Dr. Jochen Kalbe
	Title:	Managing Director

By:	/s/ Christian Schuette
	Name:	Christian Schuette
	Title:	Managing Director

CONPHARM ANSTALT
By:	/s/ Georg Ludwig
	Name:	Georg Ludwig
	Title:	Managing Director

/s/ Georg Ludwig
Georg Ludwig

Page 11 of 12 Pages

INDEX OF EXHIBITS

Exhibit
Number	Description

1.	Voting Agreement, dated May 1, 2007, by and among HTB and Investor.

2.	Share Purchase Agreement, dated May 1, 2007, by and among HTB and Investor.

Page 12 of 12 Pages